UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ray La Soya Hughes Hubbard & Reed LLP 350 South Grand Avenue Los Angeles, California 90071-3442 (213) 613-2800	Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2006 and amended on April 26, 2006, May 3, 2006, May 8, 2006 and May 16, 2006, by Sybron Dental Specialties, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Smile Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated April 18, 2006 and filed with the SEC, as amended, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, including the associated preferred stock purchase rights (the “Rights”) (which Rights together with the shares of the Company’s common stock are hereinafter referred to as the “Shares” or the “Common Shares”) at a purchase price of $47.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 18, 2006, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by amending and restating subsection (g) in its entirety as follows:

“(g) Expiration of Offer; Subsequent Offering Period

The Offer initially expired at 12:00 Midnight, New York City time, on Monday, May 15, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 Midnight, New York City time, on May 15, 2006, approximately 34,044,814 Shares were tendered pursuant to the Offer and not withdrawn, including 3,204,796 Shares tendered by notice of guaranteed delivery, which represents approximately 83.95% of all outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

On May 16, 2006, the Company and Parent announced in a press release that Purchaser had commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 Midnight, New York City time, on Thursday, May 18, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 Midnight, New York City time, on May 18, 2006, approximately 38,958,190 Shares were tendered pursuant to the Offer, including Shares tendered during the subsequent offering period, and not withdrawn, including 851,655 Shares tendered by notice of guaranteed delivery, which represents approximately 96.07% of all outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

On May 19, 2006, the Company and Parent announced in a press release that Purchaser intends to acquire all of the remaining outstanding Shares by effecting a “short-form” merger under Delaware law without action by any other stockholder since it has acquired more than 90 percent of the outstanding Shares. In the merger, Purchaser will merge with and into the Company and the Company will become an indirect wholly owned subsidiary of Parent. In the merger, each Share will be cancelled and (except for Shares held by Parent, Purchaser or stockholders properly exercising dissenters’ rights) will be converted into the right to receive $47.00 per Share, net to the seller in cash without interest.

The full text of the press releases issued by the Company and Parent on May 16, 2006 and May 19, 2006 are attached hereto as Exhibit (a)(1)(H) and Exhibit (a)(1)(I), respectively, and are incorporated herein by reference.”

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ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following Exhibit to Item 9:

Exhibit No.	Description

(a)(1)(I)	Joint press release issued by Parent and the Company on May 19, 2006.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBRON DENTAL SPECIALTIES, INC.

Dated: May 19, 2006	By:	/s/ STEPHEN J. TOMASSI
Stephen J. Tomassi
Vice President - General Counsel and Secretary

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Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 18, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).
(a)(1)(C)	Letter to Stockholders of the Company dated April 19, 2006.*
(a)(1)(D)	Joint Press release issued by Parent and the Company on April 12, 2006 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 12, 2006).
(a)(1)(E)	Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.**
(a)(1)(F)	Memorandum of Understanding dated May 5, 2006.**
(a)(1)(G)	Text of press release issued by Danaher and Sybron dated May 5, 2006.**
(a)(1)(H)	Joint press release issued by Parent and the Company on May 16, 2006.**
(a)(1)(I)	Joint press release issued by Parent and the Company on May 19, 2006.
(e)(1)	Agreement and Plan of Merger, dated as of April 12, 2006, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 12, 2006).
(e)(2)	Confidentiality Agreement between Parent and the Company dated as of March 13, 2006.**
Annex I	Information Statement.*
Annex II	Fairness Opinion of Credit Suisse Securities (USA) LLC dated April 11, 2006.*

*	Included with the Statement mailed to the Stockholders of the Company.
**	Previously filed.

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